



THE GROWTH CHALLENGE





# CHAI-NA-TA

ANNUAL REPORT 2001

CHAI-NA-TA CORP., based in Langley, British Columbia, is the world's largest supplier of North American ginseng. The company farms, processes and distributes North American ginseng as bulk root, and supplies processed extract powders for the manufacture of value-added ginseng-based products.

## CONTENTS

| | Year ended December 31 2001 | Thirteen-month period ended December 31 2000 | Year ended November 30 1999 |
|---|---|---|---|
| **FINANCIAL RESULTS** *(stated in thousands of Canadian dollars)* | | | |
| Revenues | $ 13,886 | $ 12,221 | $ 16,204 |
| Operating Loss | (2,404) | (4,815) | (17,768) |
| Pre-tax Earnings (Loss) | (2,157) | 8,312 | (21,279) |
| Net Earnings (Loss) | (2,157) | 6,850 | (18,152) |
| **FINANCIAL POSITION** *(stated in thousands of Canadian dollars)* | | | |
| Working Capital | 10,012 | 13,987 | (22,448) |
| Shareholders' Equity | 28,212 | 30,206 | 3,420 |
| Total Assets | 41,128 | 44,410 | 46,709 |
| **PER SHARE AMOUNTS** *(stated in Canadian dollars)* | | | |
| Earnings (Loss) per share - basic | (0.15) | 0.65 | (4.09) |
| Earnings (Loss) per share - fully diluted | (0.15) | 0.30 | (4.09) |
| Book value per share - basic | 1.98 | 2.12 | 0.68 |
| Book value per share - fully diluted | 0.81 | 0.87 | 0.68 |


18
16
14
12
10
8
6
4
2
0
1999
2000
2001
3
2.5
2
1.5
1
.5
0
1999
2000
2001
10
5
0
-5
-10
-15
-20
1999
2000*
2001
*

ginseng's popularity dates back
3000 years AN
*the most important herb* IN CHINESE

## letter to shareholders



William Zen,
*Chairman & CEO*

... THAT ONE CAN TAKE AWAY FROM CHAI-NA-TA'S 2001 FINANCIAL RESULTS. ON A BOTTOM LINE BASIS, OUR RESULTS WERE LOWER THAN EXPECTED AS A RESULT OF A $1.4 MILLION INVENTORY WRITE-DOWN RELATED TO AN INDUSTRY-WIDE RUST PROBLEM IN BRITISH COLUMBIA. WE ARE OBVIOUSLY UNHAPPY ABOUT THIS AND WE ARE TAKING POSITIVE STEPS TO MINIMIZE FUTURE EXPOSURE TO RUST.

Focusing too much on this situation gives a misleading picture of our Company's fundamental progress and prospects for the future. Chai-Na-Ta is well established as the world's leading supplier of North American ginseng. Still, it is young in terms of the strong management relationship established in May 2000 with Road King Infrastructure Limited of Hong Kong (Road King), which now holds a majority equity interest in the Company. As we mentioned last year, this dynamic creates new opportunities for growth.

Just as a new business faces growing pains, a Company with a new strategy, a new team and a new approach can expect challenges on the road to profitable growth. The fact is, we are well positioned to prevail by capitalizing on the many opportunities to provide attractive returns to shareholders over the long term.

We incurred an operating loss before inventory write-down of $0.8 million in 2001, compared to a loss of $3.6 million in 2000. It's important to remember that a net gain on debt forgiveness of more than $13.9 million recorded in fiscal 2000 will distort our bottom line financial comparisons for the next few years. We expect our operating results to be close to breakeven in 2002, with a return to profitability in 2003.

We harvested more than 975,000 pounds of ginseng in 2001 – almost 350 acres – Chai-Na-Ta's at least

D IT IS CONSIDERED

TRADITIONAL MEDICINE.



highest average yield in the last five years and an amount that corresponds with our stated objective of holding production to about one million pounds annually, in order to encourage market stability.

## Rust Problem Hits British Columbia

However, British Columbia was hard hit last year by rust, one of the principal disease problems facing the ginseng industry. Generally, rust affects 5% or less of the crop on an annual basis but for many growers, the problem was far worse in 2001. As a result, the supply of high quality root diminished and prices for this root rose. The reverse was true for lower grade root, as a more abundant supply reduced prices.

In response to market conditions and in order to conserve cash, we suspended our value-added research and development program in 2001. Nevertheless, we were active in funding research related to ginseng disease. In this area we worked with universities and other organizations to identify ways of preventing and treating rust. Meanwhile, we are proceeding cautiously by reducing our planting in British Columbia in 2002. This will improve our farm managers' ability to care for our gardens.

We sold most of our rusty root in early 2002. Some is being held back, consistent with the strategy we adopted in 2001 of spreading sales more evenly from quarter to quarter. This approach helps stabilize prices, allows us to better manage our cash flow requirements, and enhances our reputation as a responsible industry leader.

## Prices Moving Higher

Another challenge has been ginseng root prices that peaked in the early 1990s at more than $50 a pound and subsequently fell sharply, driving many producers out of business. We saw a moderate recovery in 2001 from levels below $12 per pound in fiscal 2000. This is very important because every

$1 increase in root prices adds about $1 million in earnings to our operating results. Chai-Na-Ta realized average selling prices of about $14 in 2001, an improvement of 21% over the prior year's average price.

We expect prices to move higher as industry production volumes and Chinese import tariffs on ginseng trend downward, while demand for graded root remains robust. Chai-Na-Ta's renewed strength and our position as the largest grower contribute to market stability and enable us to influence overall supply and pricing.

### 2001 Targets Achieved

Chai-Na-Ta realized its 2001 targets in terms of reducing costs, increasing efficiency and maximizing production. Sales, general and administrative expenses were nearly 31% lower in 2001 than in fiscal 2000. Average farm costs were approximately 20% below the fiscal 2000 level.

We believe that we are the lowest cost producer in our industry. Our emphasis on cost reduction has enabled us to improve our financial position. Through term debt repayment, the surplus of working capital was reduced from $14.0 million in 2000 to $10.0 million in 2001. Current and non-current crop cost expenditures before depreciation and interest totaled $8.4 million compared to $8.7 for the 13 months in fiscal 2000.

Chai-Na-Ta's production last year was nearly twice the volume of its nearest competitor. We are the most significant grower in both British Columbia and Ontario – and we have captured nearly 20% of the world market for North American ginseng.

At year-end 2001, we had 1,339 acres under cultivation – 360 in Ontario and 979 in British Columbia. We planted 329 acres during the year, including 147 in Ontario and 182 in British Columbia.



## Chinese Market Remains Dominant

The largest market for North American ginseng is China, including Hong Kong, which consumes over 90% of industry production and will remain dominant. Historically, Chinese consumers have favoured North American ginseng, with its restorative and stress relieving properties. The market should be strengthened by a drop in Chinese import duties from 36% to about 12%, following China's accession to the World Trade Organization in December 2001. Road King's distribution support has enabled us to establish and develop a first-rate network of local traders and brokers.

Our strategy involves broadening our product line into higher-margin areas. Nutraceuticals – the term used to describe a wide range of dietary supplements from herbal teas to multivitamins that promote and maintain health – are expected to generate billions of dollars annually.

Our long-range strategic goal involves diverting a significant portion of our harvest to value-added programs. However, we have moved back the timeframe for expanding our value-added business, which consists of products including slices, capsules and teas. In 2001, although Chinese customers continued to prize high grade root, sales of value-added product slowed and competition was fierce – leading us to reassess our plans and defer the launch of our powder extract program.

As ginseng supply falls, we expect that the Chinese value-added market will recover, while climbing at a slower rate than demand for high quality graded ginseng root. We will enter the market when the time is right and our resources permit – and when we have established the brand recognition essential to winning consumer confidence and credibility. For now, we will focus intensively on our market-leading position in our core business of ginseng farming.

we expect

*WHILE DEMAND FOR*



Over the longer term, a key benefit of our plan to reduce reliance on traditional markets is that rust does not affect value-added prices. Rust is a negative in traditional markets primarily for aesthetic reasons that do not diminish its efficacy in value-added products, where it is simply a raw material.

## Addressing the Growth Challenge

Road King remains dedicated to providing managerial and technical support to Chai-Na-Ta, which today is a financially sound company. Road King's commitment to helping us develop the financial flexibility to fund our own operations is reflected in the loan provided to us by one of its subsidiaries.

Even as we experience challenges, we are positioning Chai-Na-Ta for sustainable growth and profitability. Our most immediate focus is to maximize yield, quality and efficiency while minimizing the cost of ginseng farming. At the same time, our long-range corporate objective is to mature from the largest producer of North American ginseng to the world's biggest ginseng company.

I would like to personally thank all of those who have supported Chai-Na-Ta's efforts to meet the growth challenge, including our Board of Directors and employees. I am grateful for the faith that our shareholders have placed in us and for their understanding that the road to growth is never smooth. But we believe that we have the vision, resources and determination to create a great future for Chai-Na-Ta.

William Zen
*Chairman and Chief Executive Officer*

higher prices **as production** volumes ***and Chinese import tariffs*** decrease, graded root REMAINS ROBUST.

# management's discussion & analysis



AND ANALYSIS PROVIDES A REVIEW OF THE OPERATING RESULTS, FINANCIAL POSITION AND LIQUIDITY, RISKS, AND INDUSTRY TRENDS AFFECTING THE FINANCIAL RESULTS OF CHAI-NA-TA CORP. ADDITIONAL COMMENTS ARE PROVIDED IN RELATION TO CHANGES MADE TO OPERATIONS SINCE THE YEAR-END AND THE EXPECTED FINANCIAL IMPACT THESE MAY HAVE. THIS COMMENTARY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES. AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED.

## OPERATING RESULTS

Revenue increased by 14% to $13,885,635 as compared to the 13 months ended December 31, 2000. The increase in revenue was mainly due to a 21% improvement in the average price as compared to the prior year.

The Company has adopted the strategy of spreading sales more evenly from quarter to quarter. Fiscal 2001 revenue reflected the sale of the entire 2000 harvest. The 2001 harvest has been held back until 2002 to allow the Company to better manage its cash flow requirements.

Cost of goods sold was 84% of sales revenue, compared to 94% in 2000. Chai-Na-Ta Farms Ltd., the Company's combined farming operations, produced a harvest of 975,577 pounds of root, an increase of 2% over the 2000 harvest of 957,431 pounds. The Company's operations in British Columbia and Ontario harvested a total of 346 acres with an average yield of 2,816 pounds per acre. This compares to 2000's harvest of 366 acres and an average yield of 2,612 pounds per acre. The increase in yield, combined with the reduction in cost, reflects the Company's commitment to maximizing production and increasing efficiency.

# we met or exceeded

our 2001 objectives *for*

*INCREASING EFFICIENCY* and MAXIMIZING

Gross margin increased from 6% of sales in 2000 to 16% in 2001. This change directly resulted from a write-down in 1999 to bring the carrying value of the inventory in line with lower market prices, as well as the Company's success in reducing production costs in 2001.

Selling, general and administrative expenses totaled $2,883,611 for 2001, or 21% of sales. This compares to costs of $4,157,615 for the 13 months in 2000, or 34% of sales, and reflects a decrease of $1,274,004 due to management's ongoing efforts to reduce overhead expenses and increase operating efficiency.

Interest and financing charges decreased by $56,071, or 27%, from the 2000 level, resulting in a total cost of $151,854. This improvement was due to lower interest rates and a steady inflow of funds based on higher 2001 revenue.

The company wrote down its inventory by $1,573,466, including a $1,400,000 write-down due to the industry-wide rust problem in British Columbia that affected the 2001 harvest. Management believes this write-down is sufficient to align inventory carrying value with market value and also reflects the Company's expectation that this inventory will be sold.

Other income of $246,585 includes a net gain on the windup of the Company's joint venture in Wuxi, China of $258,892 and other miscellaneous items.

Net loss for the year was $2,157,270, compared to net earnings of $6,850,529 due to a sizeable net gain on debt forgiveness in 2000. Basic loss per share was $0.15 compared to basic earnings per share of $0.65 in 2000. Fully diluted loss per share was $0.15 compared to fully diluted earnings per share of $0.30 in 2000.

*reducing costs,*

PRODUCTION.



## FINANCIAL POSITION AND LIQUIDITY

The cash surplus from operations was $2,971,318 compared to a deficit of $4,472,223 in 2000 and a surplus of $2,138,003 in 1999. The Company's cash and cash equivalents balance as at December 31, 2001 was $2,086,789 compared to a balance of $608,656 as at December 31, 2000, representing an increase of $1,478,133.

The working capital position of the Company as at December 31, 2001 was a surplus of $10,012,483 compared to a surplus of $13,986,911 as at December 31, 2000. This reduction came about mainly because of the repayment of term debt.

Current and non-current crop cost expenditures before depreciation and interest totaled $8,410,751, as compared to $8,700,657 in 2000. The decrease was due to the effort of the Company's farm management team to minimize production costs.

Net capital expenditures of $683,193 during the 2001 period were associated with the replacement of sunshade structures and miscellaneous equipment, as well as the purchase of land use rights in Mainland China.

## OUTLOOK

With 1,339 acres currently under cultivation – 360 in Ontario and 979 in British Columbia – the Company remains the market leader in ginseng farming. We planted 329 acres during 2001, including 147 in Ontario and 182 in British Columbia. The Company will continue to plant in both of its growing regions, with an anticipated slight shift in acreage distribution towards Ontario. In view of the relative cost and yield advantages of the British Columbia and Ontario sites, the Company believes that its balanced planting strategy will enhance the growth and stability of its business.

The Company achieved its 2001 targets in terms of reducing costs, increasing efficiency and maximizing production. Using effective crop management and agricultural methods, the Company intends to continue to reduce production costs.

China's accession into the World Trade Organization is an important and positive development for the agricultural industry. The Chinese import tariff for North American ginseng has been lowered from 36% to about 12%. This rate will be further reduced over the next few years. Ultimately, by removing a trade barrier, tariff reductions will make the dominant Mainland Chinese markets for ginseng much more accessible.

The Company anticipates an improvement in its financial position during the next two years because of gradually recovering bulk root prices and an overall downward trend in North American ginseng production. Over the long term the Company expects to broaden its product lines to include higher margin items. Profit margins for value-added products are substantially higher than those for bulk root sales in the traditional Asian markets. Further scientific studies on the efficacy and health benefits of North American ginseng are expected to generate positive results and increase consumer awareness, thereby enhancing growth in value-added markets. The Company has delayed expanding its value-added business but still intends to increase the vertical integration of its operations and direct bulk root into value-added markets over time. Once this occurs, the amount of root available for traditional markets will decrease and prices are expected to rise.

## RISKS AND UNCERTAINTIES

The Company is subject to a number of business and financial risks, including: agricultural risks such as weather and disease; commodity price risk for ginseng bulk root; exchange risk; political risk; interest rate risk; credit risk; and future financing needs.

r e d u c t i o n

I A L  P O S I T I O N .



The largest impact on future earnings and cash flow will come from changes in root prices. North American ginseng root prices achieved a moderate recovery in 2001, as predicted by the Company. This moderate recovery is expected to persist, since the supply of North American ginseng should continue to fall in the foreseeable future, due to decreased plantings by fewer ginseng growers. In addition, the Company's successful restructuring has diffused other growers' concerns and helped stabilize the industry and prices.

Root price may be affected by factors such as size, shape, color, taste and quality of the harvest. In addition, ginseng farming is subject to other typical agricultural risks, such as low yields, poor crop quality, and crop failure. In order to minimize these risks, the Company employs an extensive team of plant scientists, diversifies its farms to multiple sites within British Columbia and Ontario, and practices a variety of crop risk management techniques to protect against disease, drought and pests.

The Company's short-term debt under its lending facilities bears interest at a floating rate. As a result, the Company is vulnerable to changes in interest rates, which were on a downward trend in 2001.

The Company is exposed to credit risk on accounts receivable from customers. A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit only to customers with established relationships or an acceptable credit rating. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.

In order to fund the financial requirements of the Company, including capital for debt retirement and expansion, additional outside sources may be required. The amount of such funding depends on the future profitability of the Company, as well as

## we believe that we are the *lowest cost producer* in our *INDUSTRY.*



the pricing of its products in world markets and the scope of its future expansion. Future funding may require issues of additional debt or equity; however, there can be no assurance that capital markets will be conducive to such financing.

As a cautionary note, some of the statements made in this MD&A and throughout this Annual Report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors such as future changes in root prices.

[illegible]

NAME

Panax quinquefolius L.

ADVERSE SIDE EFFECTS

None known

BENEFITS

Reduces stress/relaxant

Regulates blood sugar

Strengthens immune function

Antioxidant (anti-aging)

Hypotensive

Enhances mental activity

Synergizes activity of anti-cancer drugs

# management's responsibility for financial reporting

IS RESPONSIBLE FOR THE PREPARATION AND INTEGRITY OF THE FINANCIAL STATEMENTS OF THE COMPANY. THE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES USING MANAGEMENT'S ESTIMATES AND JUDGEMENTS WHEN NECESSARY. THE FINANCIAL INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT IS CONSISTENT WITH THAT IN THE CONSOLIDATED BALANCE SHEETS, CONSOLIDATED STATEMENTS OF OPERATIONS, DEFICIT, CASH FLOWS AND CROP COSTS.

Chai-Na-Ta Corp. maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The concept of reasonable assurance is based on the recognition that the cost of maintaining our system of internal accounting controls should not exceed the benefits to be derived from the system. The system is supported by written policies and guidelines, and is continuously reviewed.

Deloitte & Touche LLP, independent auditors, are retained to audit Chai-Na-Ta Corp.'s financial statements. Their audit is conducted in accordance with Canadian generally accepted auditing standards and provides an independent assessment that helps assure fair representation of the Company's financial statements. Their opinion on the financial statements is published separately in this Annual Report.

The Board of Directors, through its Audit Committee, exercises an oversight role in the Company's financial affairs and statements. The Committee meets with management and the independent auditors as required. These meetings include discussions of internal accounting control and the quality of management and financial reporting. Both the Finance and Administration departments of the Company and the independent auditors have full and free access to the Audit Committee.



WILLIAM ZEN
*Chairman and Chief Executive Officer*

TO THE SHAREHOLDERS OF CHAI-NA-TA CORP:

We have audited the consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit, cash flows and crop costs for the year ended December 31, 2001, the thirteen-month period ended December 31, 2000 and the year ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations, its cash flows and its crop costs for the year ended December 31, 2001, the thirteen-month period ended December 31, 2000 and the year ended November 30, 1999 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

March 1, 2002

# consolidated balance sheets

| *(Stated in Canadian Dollars)* | *As at December 31* **2001** | *As at December 31* **2000** |
|---|---|---|
| ASSETS | | |
| Current assets | | |
| Cash and cash equivalents | $ 2,086,789 | $ 608,656 |
| Accounts receivable | 240,688 | 688,071 |
| Inventory | 10,746,183 | 11,507,038 |
| Ginseng crops (Note 4) | 8,098,718 | 9,290,369 |
| Prepaid expenses and other assets | 147,368 | 1,047,558 |
| | 21,319,746 | 23,141,692 |
| Ginseng crops (Note 4) | 11,712,809 | 11,625,652 |
| Capital assets (Note 5) | 8,095,118 | 9,535,140 |
| Other assets (Note 6) | — | 107,760 |
| | $ 41,127,673 | $ 44,410,244 |
| LIABILITIES | | |
| Current liabilities | | |
| Line of credit (Note 7) | $ 1,650,000 | $ 390,000 |
| Short-term borrowings (Note 8) | 6,423,845 | 5,910,020 |
| Accounts payable and accrued liabilities | 1,303,979 | 2,321,318 |
| Customer deposits | 1,356,302 | — |
| Current portion of long-term debt (Note 9) | 573,137 | 533,443 |
| | 11,307,263 | 9,154,781 |
| Long-term debt (Note 9) | 146,797 | 3,153,499 |
| Other liabilities (Note 10(a)) | — | 433,836 |
| Future income taxes (Note 13) | 1,462,000 | 1,462,000 |
| | 12,916,060 | 14,204,116 |
| SHAREHOLDERS' EQUITY | | |
| Share capital (Notes 11 and 12) | 38,200,398 | 38,200,398 |
| Cumulative translation adjustments | (57,313) | (220,068) |
| Deficit | (9,931,472) | (7,774,202) |
| | 28,211,613 | 30,206,128 |
| | $ 41,127,673 | $ 44,410,244 |

APPROVED BY THE BOARD





WILLIAM ZEN
*Chairman and Chief Executive Officer*

STEVEN T.M. HSIEH
*Director*

| *(Stated in Canadian Dollars)* | *Year ended December 31* 2001 | *Thirteen-month period ended December 31* 2000 | *Year ended November 30* 1999 |
|---|---|---|---|
| Balance, beginning of period | $ (7,774,202) | $ (15,686,800) | $ 2,465,244 |
| Expiration of equity component of convertible debt and warrants (Note 9(a)) | - | 1,062,069 | - |
| Net earnings (loss) | (2,157,270) | 6,850,529 | (18,152,044) |
| Balance, end of period | $ (9,931,472) | $ (7,774,202) | $ (15,686,800) |

| (Stated in Canadian Dollars) | Year ended December 31 2001 | Thirteen-month period ended December 31 2000 | Year ended November 30 1999 |
|---|---|---|---|
| Revenue | $ 13,885,635 | $ 12,221,235 | $ 16,204,278 |
| Cost of goods sold | 11,680,559 | 11,463,521 | 16,153,852 |
| | 2,205,076 | 757,714 | 50,426 |
| Selling, general and administrative expenses | 2,883,611 | 4,157,615 | 4,628,349 |
| Bad debts | - | - | 131,903 |
| Interest on short-term debt | 151,854 | 207,925 | 105,577 |
| Interest on long-term debt | - | - | 3,049,883 |
| Write-down of inventory and crop costs | 1,573,466 | 1,207,501 | 9,902,734 |
| | 4,608,931 | 5,573,041 | 17,818,446 |
| Operating loss | (2,403,855) | (4,815,327) | (17,768,020) |
| Write-down of investment in Dalian Pegasus Ginseng Pharmaceutical Co. Ltd. (Note 3(a)) | - | - | (3,372,413) |
| Net gain on debt forgiveness (Note 1) | - | 13,916,088 | - |
| Other income (loss) (Note 14) | 246,585 | (788,232) | (138,392) |
| Earnings (loss) before income taxes | (2,157,270) | 8,312,529 | (21,278,825) |
| Provision for (recovery of) income taxes (Note 13) | - | 1,462,000 | (3,126,781) |
| NET EARNINGS (LOSS) | $ (2,157,270) | $ 6,850,529 | $ (18,152,044) |
| Basic earnings (loss) per share (Note 2(n)) | $ (0.15) | $ 0.65 | $ (4.09) |
| Weighted average number of shares used to calculate basic earnings (loss) per share | 14,264,508 | 10,611,211 | 4,440,303 |
| Fully diluted earnings (loss) per share (Note 2(n)) | $ (0.15) | $ 0.30 | $ (4.09) |
| Weighted average number of shares used to calculate fully diluted earnings (loss) per share | 14,264,508 | 22,943,190 | 4,440,303 |

# consolidated statements of cash flows

| (Stated in Canadian Dollars) | Year ended December 31 2001 | Thirteen-month period ended December 31 2000 | Year ended November 30 1999 |
|---|---|---|---|
| NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES: | | | |
| OPERATING ACTIVITIES | | | |
| Net earnings after items not affecting cash (Note 17(a)) | $ 11,491,413 | $ 6,351,579 | $ 9,058,941 |
| Changes in non-cash operating assets and liabilities (Note 17(b)) | (2,192,165) | (4,385,677) | 1,364,992 |
| Change in non-current crop costs | (6,327,930) | (6,438,125) | (8,285,930) |
| | 2,971,318 | (4,472,223) | 2,138,003 |
| FINANCING ACTIVITIES | | | |
| Line of credit | 1,260,000 | (4,526,534) | 316,451 |
| Short-term borrowings | 822,492 | 5,611,183 | 2,293 |
| Issuance of shares for cash | - | 5,000,000 | - |
| Repayment of long-term debt, net | (2,967,008) | (414,386) | (816,154) |
| Joint venture capital returned to co-venturer | - | - | (367,500) |
| | (884,516) | 5,670,263 | (864,910) |
| INVESTING ACTIVITIES | | | |
| Purchase of capital assets, net | (683,193) | (354,035) | (152,817) |
| Increase in other assets | - | (765,436) | (1,456,954) |
| | (683,193) | (1,119,471) | (1,609,771) |
| EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS | 74,524 | (103,486) | (98,743) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 1,478,133 | (24,917) | (435,421) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | 608,656 | 633,573 | 1,068,994 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ 2,086,789 | $ 608,656 | $ 633,573 |
| Represented by: | | | |
| Cash | $ 1,826,789 | $ 348,656 | $ 633,573 |
| Term deposits | 260,000 | 260,000 | - |
| | $ 2,086,789 | $ 608,656 | $ 633,573 |

*Supplementary information (Note 17(c) and (d))*

| (Stated in Canadian Dollars) | Year ended December 31 2001 | Thirteen-month period ended December 31 2000 | Year ended November 30 1999 |
|---|---|---|---|
| Depreciation | $ 1,928,101 | $ 2,086,209 | $ 1,883,563 |
| Farm equipment operating costs | 628,989 | 634,913 | 217,434 |
| Interest on short-term debt | 630,446 | - | - |
| Interest on long-term debt | 59,364 | 281,343 | 2,080,074 |
| Land rental | 901,774 | 977,444 | 824,621 |
| Mulch and fertilizer | 2,140,607 | 2,182,017 | 1,705,784 |
| Other | 134,493 | 156,059 | 249,542 |
| Plant science | 22,490 | 24,441 | 37,826 |
| Salaries and wages | 4,060,974 | 3,853,090 | 4,522,916 |
| Seed | 163,332 | 421,698 | 891,074 |
| Small tools and supplies | 70,059 | 94,810 | 150,867 |
| Warehouse and dryer operations | 288,033 | 356,185 | 160,935 |
| | 11,028,662 | 11,068,209 | 12,724,636 |
| Balance, beginning of period | 20,916,021 | 19,351,058 | 25,280,003 |
| | 31,944,683 | 30,419,267 | 38,004,639 |
| Add: | | | |
| Assumption of crops of joint venture | - | 1,715,339 | - |
| | 31,944,683 | 32,134,606 | 38,004,639 |
| Less: | | | |
| Cost of crop and seed harvested during the period | 12,133,156 | 11,218,585 | 15,028,095 |
| Balance, end of period | 19,811,527 | 20,916,021 | 22,976,544 |
| Less: write-down of current portion | - | - | 3,625,486 |
| Less: current portion, net of write-down | 8,098,718 | 9,290,369 | 5,502,779 |
| | $ 11,712,809 | $ 11,625,652 | $ 13,848,279 |

*(Stated in Canadian Dollars)*
*For the year ended December 31, 2001, the thirteen-month period ended December 31, 2000, and the year ended November 30, 1999.*

## 1. FINANCIAL RESTRUCTURING

On January 28, 2000, the Company filed petitions for relief under the Companies' Creditors Arrangement Act ("CCAA") in order to restructure its financial affairs. Under the CCAA, certain claims against the Company in existence prior to the filing of the petitions for relief were stayed while the Company continued business operations.

On March 17, 2000, the Company filed a formal Plan of Arrangement and Compromise (the "Plan") with the Supreme Court of the Province of British Columbia. The closing date for accepting any claims of creditors was May 9, 2000. The implementation date of the Plan was May 26, 2000, after which the Company was released from all claims, liabilities and obligations to all Creditors and Post-Filing Creditors in respect of all claims and post-filing claims.

As a result of the implementation of the Plan, the Company issued 1,889,337 common shares at a total value of $1,285,505, 20,399,149 preferred shares at a total value of $13,879,581, realized gains on debt forgiveness of $7,645,126 and incurred restructuring costs of $1,229,038. As part of the financial restructuring, Road King Infrastructure Limited ("Road King"), a Hong Kong-based publicly traded company, through its subsidiary Herb King International Limited, acquired 7,348,618 common shares for $5,000,000 in cash. Additionally, Road King purchased the positions of the Company's two major creditors and received 1,474,895 common shares and 20,399,149 preferred shares. Road King also forgave an additional $5,000,000 of term debt and reduced the interest rate on the remaining $5,000,000 term debt from 10.6% to 0%. The fair market value of the remaining term debt was determined to be $2,500,000, resulting in a total debt forgiveness by Road King of $7,500,000.

| | |
|---|---|
| *Liabilities settled:* | |
| Long-term debt | $ 17,528,806 |
| Accounts payable and accrued liabilities | 5,434,793 |
| | 22,963,599 |
| *Less:* | |
| Cash paid to creditors | 153,387 |
| Issuance of 1,889,337 common shares to creditors | 1,285,505 |
| Issuance of 20,399,149 preferred shares to creditors | 13,879,581 |
| | 7,645,126 |
| Long-term debt forgiven by Road King | 7,500,000 |
| | 15,145,126 |
| Less restructuring costs | 1,229,038 |
| Net gain on debt forgiveness | $ 13,916,088 |

## 2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

### *(a) Description of business*
The Company operates North American ginseng farms in Canada, on which ginseng root is planted, cultivated and harvested. Through its subsidiaries, the Company operates ginseng processing and marketing facilities in Hong Kong and China.

### *(b) Change of year-end*
During the thirteen-month period ended December 31, 2000, the Company changed its fiscal year end from November 30 to December 31 to coincide with the calendar year. Accordingly, the December 31, 2000 financial statements cover a thirteen-month period.

### *(c) Basis of presentation*
These consolidated financial statements include the accounts of the Company and those of its subsidiaries and joint ventures. All significant intercompany transactions and balances have been eliminated.

At December 31, 2001, the Company's effective ownership interests in these companies were as follows:

| | |
|---|---|
| *SUBSIDIARIES* | |
| Chai-Na-Ta Farms Ltd. | 100% |
| Chai-Na-Ta International Ltd. | 100% |
| Chai-Na-Ta (Asia) Ltd. | 100% |
| North American Ginseng Enterprises Limited | 100% |
| CNT Wellness Pharmaceutical Limited | 100% |
| CNT Nominees Limited | 100% |
| CNT International Wellness Pharmaceutical Limited | 100% |
| Wuxi CNT Wellness Health Products Technology Ltd. (formerly CNT Wellness (Wuxi) Healthfood Ltd.) | 100% |
| CNT Trading (Asia) Limited | 100% |
| CNT Trading (Hong Kong) Limited | 100% |
| Unique Formulations, Inc. | 100% |
| *JOINT VENTURE (consolidated on a proportionate basis)* | |
| Wuxi Zhongjia Phytopharmaceuticals Co. Ltd. | 51% |

### *(d) Revenue recognition*
Revenue is recognized when title has been transferred or ginseng products have been delivered to customers, provided that at the time of the sale the amount is determinable and collection is reasonably assured.

### *(e) Cash and cash equivalents*
Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

### *(f) Inventory*

Inventory is valued at the lower of average cost and net realizable value.

### *(g) Investments*

The Company accounts for those investments in which it has no significant influence using the cost method. For those investments in which the Company has significant influence the equity method is used, whereby the Company's share of net earnings or losses is included in operations and the Company's investment therein is adjusted accordingly. Provisions are made for any impairments in value that are determined to be other than temporary.

### *(h) Ginseng crops*

The Company uses the full absorption costing method to value its ginseng crops. Included in crop costs are seed, labour, applicable overhead, interest and supplies. Common costs are allocated in each period based on the total number of acres under cultivation during the year. The carrying value of ginseng crops is reviewed on a regular basis for any impairment in value. Those crop costs relating to the acreage harvested and sold have been charged to cost of sales.

### *(i) Capital assets and depreciation*

Capital assets are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the following periods:

| | |
|---|---|
| Land use rights | 50 years |
| Buildings | 20 years |
| Dryers and related works | 20 years |
| Computer equipment and software | 4 years |
| Furniture and fixtures | 10 years |
| Leasehold improvements | 10 years |
| Machinery and equipment | 10 years |
| Sunshade | 10 years |
| Vehicles | 8 years |
| Pavement | 12.5 years |

The carrying value of capital assets is reviewed on a regular basis for any impairment in value. To date, no such impairment has been indicated.

### *(j) Research and development*

Research costs are expensed as incurred. Development costs that meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized and amortized to operations.

### *(k) Stock-based compensation plans*

The Company has a stock-based compensation plan, which is described in Note 12(a). No compensation expense is recognized for the plan when stock or stock options are issued to officers, directors, and employees. Any consideration paid by officers, directors and employees on exercise of stock options or purchase of stock is credited to share capital.

### *(l) Foreign currency translation*

Financial statements of the Company's self-sustaining foreign operations are translated into Canadian dollars using the current rate method. Adjustments arising from this translation are deferred and recorded as Cumulative Translation Adjustments under the Shareholders' Equity section of the balance sheet and are included in operations only to the extent of any reduction in the investment in these foreign operations that is realized.

### *(m) Income taxes*

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities, and for losses and other deductions carried forward. Future tax assets and liabilities are measured using substantially enacted tax rates expected to apply in the years in which such temporary differences or losses and other deductions carried forward are expected to be recovered or settled. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is considered more likely than not.

### *(n) Earnings (loss) per common share*

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants concerning the accounting for earnings per share and applied the new recommendations retroactively. Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

Diluted earnings per share are calculated using the treasury stock method, as if options and warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Previously, the imputed earnings approach was used whereby fully diluted earnings per share was calculated by adjusting net income available to common shareholders for any dividend or preferred shares and imputed earnings on funds that would have been received on the exercise of options and warrants. The retroactive application of this new standard had no impact on previously reported earnings (loss) per share amounts.

A reconciliation of net earnings (loss) per common share and the weighted average shares used in the earnings (loss) per share ("EPS") calculations for fiscal 2001, 2000 and 1999 is as follows:

| | *Net Earnings (Loss) (numerator)* | *Number of Shares (denominator)* | *Earnings (Loss) Per Share* |
|---|---|---|---|
| **2001** | | | |
| Basic | $ (2,157,270) | 14,264,508 | $ (0.15) |
| Effect of common share equivalents | - | - | - |
| Diluted | $ (2,157,270) | 14,264,508 | $ (0.15) |
| **2000** | | | |
| Basic | $ 6,850,529 | 10,611,211 | $ 0.65 |
| Effect of common share equivalents | - | 12,331,979 | (0.35) |
| Diluted | $ 6,850,529 | 22,943,190 | $ 0.30 |
| **1999** | | | |
| Basic | $ (18,152,044) | 4,440,303 | $ (4.09) |
| Effect of common share equivalents | - | - | - |
| Diluted | $ (18,152,044) | 4,440,303 | $ (4.09) |

Preferred shares, options and warrants to purchase 20,449,121, 532,910, and 712,971 shares of common stock were outstanding during fiscal 2001, 2000 and 1999 respectively, but were not included in the computation of diluted EPS in fiscal 2001 and 1999 because of the net loss, or because the option and warrant exercise prices were greater than the average market prices of the common stock, and therefore their effect would be antidilutive.

*(o) Use of estimates*

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies. Actual results may differ from those estimates.

## 3. INVESTMENTS

*(a) Dalian Pegasus Ginseng Pharmaceutical Co., Ltd.*

The Company's investment in Dalian Pegasus Ginseng Pharmaceutical Co., Ltd. ("Dalian") was accounted for using the cost method.

During 1998, the Company made a provision of $3,372,413 in respect of the impairment in value that, based on management's best estimates, was determined to be other than temporary. During 1999, the Company wrote off the remaining carrying value of the investment of $3,372,413.

*(b) Unique Formulations, Inc.*

During 1999, the Company increased its ownership from a 90% to 100% interest in Unique Formulations, Inc. in exchange for $5,000 United States dollars (USD).

During 1999, the Company wrote off the remaining goodwill of $280,951. The write-off was based on management's estimate that the impairment in value was not temporary.

*(c) Chai-Na-Ta (Asia) Ltd.*

During 2000, the Company increased its ownership from a 90.4% to a 100% interest in Chai-Na-Ta (Asia) Ltd. in exchange for $15,240. As a result, the Company's interest in North American Ginseng Enterprises Limited and Wuxi Zhongjia Phytopharmaceuticals Co. Ltd. increased from 90.4% to 100% and from 46.1% to 51%, respectively.

## 4. GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests. Costs accumulated relating to the expected harvest in the next year have been classified as current assets. At present, total acreage under cultivation and management is 1,339 acres. A breakdown of these acres by year planted is as follows:

| *Year Planted* | *Number of Acres* |
|---|---|
| 1998 | 363 |
| 1999 | 358 |
| 2000 | 289 |
| 2001 | 329 |
| | 1,339 |

## 5. CAPITAL ASSETS

| | *2001* | | *2000* | |
|---|---|---|---|---|
| | *Cost* | *Accumulated Depreciation* | *Cost* | *Accumulated Depreciation* |
| Land | $ 598,515 | $ - | $ 598,515 | $ - |
| Land use rights | 196,769 | 656 | - | - |
| Buildings | 735,694 | 282,803 | 793,785 | 285,134 |
| Dryers and related works | 1,977,650 | 800,592 | 1,977,650 | 701,710 |
| Computer equipment and software | 396,082 | 379,293 | 470,385 | 441,380 |
| Furniture and fixtures | 322,815 | 279,649 | 398,222 | 305,608 |
| Leasehold improvements | 473,974 | 388,809 | 595,721 | 440,196 |
| Machinery and equipment | 5,956,412 | 4,135,220 | 5,839,201 | 3,747,891 |
| Sunshade | 13,940,431 | 10,397,475 | 13,797,520 | 9,140,778 |
| Vehicles | 359,329 | 233,618 | 356,524 | 245,337 |
| Pavement | 37,445 | 1,883 | 15,970 | 319 |
| | $ 24,995,116 | $ 16,899,998 | $ 24,843,493 | $ 15,308,353 |
| Cost less accumulated depreciation | $ 8,095,118 | | $ 9,535,140 | |

During 2001, the Company, through its wholly-owned subsidiary Wuxi CNT Wellness Health Products Technology Ltd., acquired certain land use rights from the People's Republic of China. The costs incurred to acquire the rights have been capitalized as Land use rights.

## 6. OTHER ASSETS

| | *2001* | *2000* |
|---|---|---|
| Deferred development costs | $ - | $ 107,760 |

During 2001 the Company determined that deferred development costs related to development of ginseng powders could not be recovered and as a result these deferred development costs were written off.

## 7. LINE OF CREDIT

The Company had available a $4,740,000 revolving line of credit with a Canadian chartered bank that bears interest at bank prime rate plus 0.8% per annum secured by a first charge over certain assets of the Company. Borrowings of $1,650,000 (2000 - $390,000) against this line of credit were outstanding as at December 31, 2001 and are repayable in full on April 30, 2002, subject to annual reviews. In addition, the Company is contingently liable under letters of credit totalling $260,000.

## 8. SHORT-TERM BORROWINGS

| | | *2001* | *2000* |
|---|---|---|---|
| Loan from related company | (a) | $ 6,423,845 | $ 5,619,321 |
| Loan from Chinese bank | (b) | - | 290,699 |
| | | $ 6,423,845 | $ 5,910,020 |

### (a) Loan from related company

The loan from a fellow subsidiary is unsecured and bears interest at prime plus 2.5% per annum. The loan is due on March 12, 2002.

### (b) Loan from Chinese bank

The loan from a Chinese bank bore interest at the USD currency floating prime rate of the Chinese government. The loan was renewed annually and was guaranteed by Wuxi Processed Chinese Herbal Medicine Factory, a co-venturer in Wuxi Zhongjia Phytopharmaceuticals Co. Ltd. (Note 10(a)).

## 9. LONG-TERM DEBT

| | | 2001 | 2000 |
|---|---|---|---|
| Loans and notes payable | (a) | $ 126,774 | $ 2,630,000 |
| Mortgage payable | (b) | 500,116 | 868,590 |
| Capital leases | (c) | 93,044 | 188,352 |
| | | 719,934 | 3,686,942 |
| Less: current portion | | 573,137 | 533,443 |
| | | $ 146,797 | $ 3,153,499 |

### (a) Loans and notes payable

(i) During 1996, the Company issued $20 million in senior secured notes. The notes were secured by a charge over certain assets of the Company.

In addition, the Company issued transferable "F" series share purchase warrants entitling the holders to purchase 310,049 common shares of the Company at a price of $12.80 each until June 18, 2001 (Note 12(b)). Consideration of $1,062,069, net of allocated issue costs, was allocated to the warrants and recorded as Equity Component of Convertible Debt and Warrants in Shareholders' Equity and represented a discount on the notes.

Effective November 17, 1998, the note agreement was amended, providing for interest at 18% per annum and the entire unpaid balance to be repayable on June 18, 2001. Interest on unpaid interest was to accrue at 12.6% per annum.

The June 30, 1999 scheduled interest payment was not made by the Company. On July 7, 1999, $814,050 of the interest owed relating to the June 30, 1999 payment was paid by the issue of 1,005,000 common shares (Note 11).

In addition, 281,862 transferable "F" series share purchase warrants exercisable at $12.80 each were replaced on a one-for-one basis by "F4 and F5" series share purchase warrants exercisable at $3.50 each until June 18, 2001 (Note 12(b)).

In 2000, as part of the financial restructuring plan (Note 1), $10,000,000 plus accrued interest of $3,879,581 were converted into 20,399,149 preferred shares of the Company (Note 11). Additionally, $5,000,000 of the remaining principal balance was forgiven and interest on the remaining $5,000,000 was reduced to 0% per annum. The fair market value of the remaining debt was determined to be $2,500,000 and was repaid by the Company in 2001. The share purchase warrants were retired.

(ii) As part of the agreement to assume the assets and liabilities of the Skeetchestn/Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture (Note 10(b)), the Company agreed to pay the co-venturer $280,000. At December 31, 2001, $65,000 (2000 - $130,000) is outstanding, and is due on November 1, 2002. The co-venturer has been granted a security interest in an undivided one-half interest in all crops grown on the leased lands, plus mortgages and charges on an undivided one-half interest in the lease, and a first charge on land and buildings owned by the Company.

(iii) During 2001, the Company entered into equipment purchase loan agreements for $70,575 at interest rates ranging from 6.9% per annum to 8.9% per annum. As at December 31, 2001, $61,774 remains outstanding. The loans are repayable in installments maturing in various amounts to June 13, 2005 and are secured by specific assets of the Company.

### (b) Mortgage payable

As part of the agreement to assume the assets and liabilities of the Skeetchestn/Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture (Note 10(b)), the Company assumed a mortgage payable due to Peace Hills Trust Company. As at December 31, 2001, $500,116 (2000 - $868,590) remains outstanding. The mortgage is repayable in monthly installments of $8,932 and bears interest at 7% per annum. An additional principal payment of $300,000 was due and paid on February 28, 2002. The remaining balance of the mortgage is due on March 15, 2003. Security is provided by an undivided one-half interest in all crops grown on the leased lands, plus mortgages and charges on an undivided one-half interest in the lease, and a letter of guarantee in the amount of $260,000.

### (c) Capital leases

The Company has entered into capital leases that expire in 2002. The capital leases bear interest at an approximate rate of 7.5% per annum. The leased capital assets have been recorded as machinery and equipment and are amortized on a straight-line basis over 10 years.

| | 2001 | 2000 |
|---|---|---|
| Cost | $ 527,800 | $ 614,106 |
| Accumulated amortization | $ 236,717 | $ 229,511 |

*Principal and interest payments are due as follows:*

| | |
|---|---|
| 2002 | $ 95,434 |
| Total minimum lease payments | 95,434 |
| Less: amounts representing interest | (2,390) |
| Present value of net minimum lease payments | 93,044 |
| Less: current portion | 93,044 |
| | $ - |

## 10. JOINT VENTURES

### (a) China

The Company conducted a significant portion of its grading and distribution activities through its joint venture Wuxi Zhongjia Phytopharmaceuticals Co. Ltd. in China. During 2000, the joint venture assumed a marketing division of the Company. As a result of the marketing division having liabilities in excess of its assets, the Company's proportionate interest in this transfer resulted in a net gain to the Company. However, as at December 31, 2000, the viability of the joint venture was in question, and the Company recognized a provision for liabilities of the joint venture. This provision is recognized in Other Liabilities on the balance sheet. The joint venture ceased operations in 2001 and is currently in the process of winding up its business.

*(b) Canada*

During 1995, the Company entered into two joint ventures that operated North American ginseng farms in British Columbia, Canada. Through these joint ventures the Company planted, cultivated and harvested ginseng root.

During December 1999, the Company concluded its joint venture in the President/Chai-Na-Ta Farms Partnership and the joint venture was dissolved after the final harvest and sale of its crops.

During February 2000, the Company served a notice of intent to exercise its General Security Agreement over the assets in the Skeetchestn/Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture. As a result of subsequent discussions held with the co-venturer, an agreement was reached whereby the Company took title to the assets and assumed the liabilities of the joint venture and in addition, agreed to pay the co-venturer $280,000 as disclosed in Note 9(a)(ii). The joint venture was subsequently wound up and the joint venture members released each other from all claims related to the joint venture.

*(c) Summary*

The following is a summary of the Company's proportionate share of the financial statement amounts of these joint ventures:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance Sheet | | | |
| Current assets | $ - | $ 953,120 | $ 1,441,376 |
| Long-term assets | - | 112,679 | 2,749,975 |
| Current liabilities | - | 934,430 | 794,978 |
| Long-term liabilities | - | - | 1,757,440 |
| Statement of Operations | | | |
| Revenue | $ 294,303 | $1,648,960 | $ 1,897,450 |
| Expenses | 497,214 | 1,756,242 | 2,568,437 |
| Net loss | (202,911) | (107,282) | (670,987) |
| Statement of Cash Flows | | | |
| Operating activities | $(128,583) | $2,207,142 | $ (945,549) |
| Financing activities | - | (1,757,440) | (509,612) |
| Investing activities | (6,674) | 894,517 | (15,716) |

## 11. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis. Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

During the periods, the following changes occurred in outstanding shares:

| | Number of Shares | Amount |
|---|---|---|
| Common Shares | | |
| Balance as at November 30, 1998 | 4,021,553 | $ 17,221,262 |
| Shares issued for payment of interest (Note 9(a)(i)) | 1,005,000 | 814,050 |
| Balance as at November 30,1999 | 5,026,553 | 18,035,312 |
| Shares issued for debt settlement (Note 1) | 1,889,337 | 1,285,505 |
| Shares issued to parent company for cash (Note 1) | 7,348,618 | 5,000,000 |
| Balance as at December 31, 2000 and 2001 | 14,264,508 | $ 24,320,817 |
| Preferred Shares | | |
| Balance as at November 30, 1999 | - | $ - |
| Shares issued for debt settlement (Note 1) | 20,399,149 | 13,879,581 |
| Balance as at December 31, 2000 and 2001 | 20,399,149 | $ 13,879,581 |
| Total share capital | | $ 38,200,398 |

## 12. STOCK OPTIONS AND WARRANTS

*(a) Stock options*

From time to time, the Company grants incentive stock options to officers, directors and employees of the Company at market related prices.

Options to purchase 33,026 shares were outstanding and exercisable as at December 31, 2001 as follows:

| Number Outstanding as at Dec. 31, 2001 | Number Exercisable as at Dec. 31, 2001 | Exercise Price ($/share) | Expiry Date |
|---|---|---|---|
| 23,026 | 23,026 | 0.68 | February 9, 2002 |
| 10,000 | 10,000 | 0.68 | March 30, 2005 |
| 33,026 | 33,026 | | |

Information regarding the Company's stock options for each of the periods is summarized as follows:

| | Number of Shares | Exercise Price Range ($/share) |
|---|---|---|
| Outstanding as at November 30, 1998 | 351,481 | 3.50 - 24.81 |
| Expired | (105,611) | 3.50 - 24.81 |
| Outstanding as at November 30, 1999 | 245,870 | 3.50 - 12.95 |
| Granted | 205,000 | 0.68 |
| Expired | (322,844) | 0.68 - 12.95 |
| Outstanding as at December 31, 2000 | 128,026 | 0.68 |
| Expired | (95,000) | 0.68 |
| Outstanding as at December 31, 2001 | 33,026 | 0.68 |
| Exercisable as at December 31, 2001 | 33,026 | 0.68 |

During 2000, as part of the restructuring, the exercise price on all outstanding options was repriced to $0.68 per share.

*(b) Warrants*

During 1996, in connection with the issuance of the senior secured notes (Note 9(a)(i)), the Company issued 310,049 "F" series share purchase warrants entitling the holders to purchase 310,049 common shares of the Company at a price of $12.80 per share until June 18, 2001. Consideration of $1,062,069 was allocated to the warrants and recorded as Equity Component of Convertible Debt and Warrants in Shareholders' Equity.

During 1998, in connection with the amended loan agreement of the convertible loan, 281,862 of the transferable "F" series share purchase warrants exercisable at $12.80 per share were replaced by 281,862 "F4 and F5" series share purchase warrants exercisable at $3.50 per share until June 18, 2001. The balance of the "F" series share purchase warrants remained at an exercise price of $12.80 per share. During 2000, as part of the financial restructuring plan (Note 1), all share purchase warrants were retired.

## 13. FUTURE INCOME TAXES

Temporary differences and carryforwards that give rise to the future income tax assets and liabilities as at December 31, 2001 and 2000 are as follows:

| | *2001* | *2000* |
|---|---|---|
| Future income tax assets | | |
| Liabilities | $ 172,000 | $ 307,000 |
| Tax loss carryforwards | 616,000 | 12,567,000 |
| | 788,000 | 12,874,000 |
| Future income tax liabilities | | |
| Property, plant and equipment | (60,000) | (609,000) |
| Inventory and ginseng crops | - | (13,638,000) |
| Receivables and prepaids | (2,190,000) | (89,000) |
| | (2,250,000) | (14,336,000) |
| Net future income tax liabilities | $ (1,462,000) | $ (1,462,000) |

The provision for income taxes (recovery) has been calculated as follows:

| | *2001* | *2000* | *1999* |
|---|---|---|---|
| Provision for income taxes (recovery) at the Canadian statutory rates of 45% | $ (983,715) | $ 3,792,176 | $ (9,707,400) |
| Adjustments: | | | |
| Foreign tax rate differential | 789,417 | 434,191 | 4,011,160 |
| Non-taxable items | - | (2,924,372) | - |
| Non-deductible items | - | - | 2,589,694 |
| Other | 194,298 | 160,005 | (20,235) |
| Provision for income taxes (recovery) | $ - | $ 1,462,000 | $ (3,126,781) |

The Company, subject to the approval of the tax authorities, has losses carried forward for Canadian tax purposes of approximately $1,084,000 and from its overseas subsidiaries for foreign tax purposes of approximately $1,631,000 available to reduce future taxable income. The losses carried forward for Canadian tax purposes expire in varying amounts until 2009 and for foreign tax purposes are available indefinitely.

## 14. OTHER INCOME (LOSS)

Other income in 2001 includes the net gain on the winding up of the Company's joint venture in China of $258,892 (Note 10(a)). Other loss of $788,232 in 2000 includes a provision of $1,012,783 taken against amounts due from co-venturers, a net gain of $454,673 upon winding up the Company's farming joint ventures, foreign exchange gains and other miscellaneous items.

## 15. COMMITMENTS

(a) The Company has entered into various operating leases ending in 2005. Total further minimum payments required under these leases are as follows:

| | |
|---|---|
| 2002 | $ 280,535 |
| 2003 | 227,865 |
| 2004 | 46,671 |
| 2005 | 19,443 |

(b) The Company is committed to agricultural land rentals for the next five years as follows:

| | |
|---|---|
| 2002 | $ 836,591 |
| 2003 | 649,347 |
| 2004 | 558,371 |
| 2005 | 348,049 |
| 2006 | 119,158 |

## 16. SEGMENTED REPORTING

The Company operates in one industry segment and three geographic regions. Long-lived assets comprise all assets not classified as current assets. Information by geographic region is summarized as follows:

| *Year Ended December 31, 2001* | *Canada* | *Other North America* | *Far East* | *Consolidated* |
|---|---|---|---|---|
| Revenue - external | $ 288,086 | $ 280,626 | $ 13,316,923 | $ 13,885,635 |
| Revenue - intercompany between regions | 11,769,859 | - | - | |
| Total revenue | $ 12,057,945 | $ 280,626 | $ 13,316,923 | |
| Net loss | $ (167,460) | $ (70,657) | $ (1,919,153) | $ (2,157,270) |
| Long-lived assets | $ 19,542,341 | $ - | $ 265,586 | $ 19,807,927 |

| *Thirteen-Month Period Ended December 31, 2000* | *Canada* | *Other North America* | *Far East* | *Consolidated* |
|---|---|---|---|---|
| Revenue - external | $ 6,932,154 | $ 107,359 | $ 5,181,722 | $ 12,221,235 |
| Revenue - intercompany between regions | 6,442,560 | - | - | |
| Total revenue | $ 13,374,714 | $ 107,359 | $ 5,181,722 | |
| Net earnings (loss) | $ 3,502,232 | $ (369,071) | $ 3,717,368 | $ 6,850,529 |
| Long-lived assets | $ 21,051,925 | $ - | $ 216,627 | $ 21,268,552 |

| *Year Ended November 30, 1999* | *Canada* | *Other North America* | *Far East* | *Consolidated* |
|---|---|---|---|---|
| Revenue - external | $ 261,847 | $ 1,209,305 | $ 14,733,126 | $ 16,204,278 |
| Revenue - intercompany between regions | 14,608,115 | - | 921,659 | |
| Total revenue | $ 14,869,962 | $ 1,209,305 | $ 15,654,785 | |
| Net loss | $ (9,361,509) | $ (1,439,172) | $ (7,351,363) | $ (18,152,044) |
| Long-lived assets | $ 26,108,111 | $ 6,651 | $ 323,225 | $ 26,437,987 |

## 17. OTHER INFORMATION

*(a) Net earnings (loss) after items not affecting cash*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net earnings (loss) | $ (2,157,270) | $ 6,850,529 | $ (18,152,044) |
| Items not affecting cash: | | | |
| Depreciation and amortization | 99,369 | 206,837 | 1,028,899 |
| Gain on disposal of capital assets, net | (6,176) | (6,857) | (81,732) |
| Cost of ginseng crops harvested | 12,133,156 | 11,218,585 | 15,028,095 |
| Gain on debt forgiveness (Note 1) | - | (15,145,126) | - |
| Gain on joint venture wind-up | (258,892) | (454,673) | - |
| Provision for write-down of inventory | 1,573,466 | 1,207,501 | 9,902,733 |
| Provision for impairment of investment | - | - | 3,372,413 |
| Provision for impairment of other assets | 107,760 | - | - |
| Provision for impairment of assets of joint venture | - | 1,012,783 | 938,308 |
| Future income taxes | - | 1,462,000 | (3,126,781) |
| Interest expense settled by issue of shares | - | - | 814,050 |
| Deferred gain | - | - | (665,000) |
| | $ 11,491,413 | $ 6,351,579 | $ 9,058,941 |

*(b) Changes in non-cash operating assets and liabilities*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Accounts receivable | $ (30,371) | $ 161,188 | $ 872,552 |
| Inventory | (792,069) | (994,304) | (1,747,660) |
| Ginseng crops | (2,772,631) | (2,162,064) | (2,555,143) |
| Prepaid expenses and other assets | 768,189 | (793,810) | 365,548 |
| Accounts payable and accrued liabilities | (721,585) | (596,687) | 4,429,695 |
| Customer deposits | 1,356,302 | - | - |
| | $ (2,192,165) | $ (4,385,677) | $ 1,364,992 |

*(c) Other cash flows*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Interest paid | $ 209,587 | $ 193,107 | $ 1,125,238 |

*(d) Non-cash investing and financing transactions*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Common shares issued for debt settlement | $ - | $ 1,285,505 | $ - |
| Preferred shares issued for debt settlement | - | 13,879,581 | - |
| Settlement of term debt | - | 25,016,306 | - |
| Settlement of accounts payable and accrued liabilities | - | 5,293,906 | - |

## 18. FINANCIAL INSTRUMENTS

### *(a) Fair value*

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable, line of credit, short-term borrowings, accounts payable and accrued liabilities, customer deposits and long-term debt. The carrying value of these instruments approximates their fair value.

### *(b) Interest rate risk*

Interest on the Company's line of credit and short-term borrowings is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

### *(c) Credit risk*

The Company is exposed to credit risk on accounts receivable from customers. A majority of its sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.

### *(d) Exchange risk*

The Company is exposed to currency exchange risk as a result of its international markets and operations. To manage its exchange risk, the company finances in local currencies and conducts business through self-sustaining foreign operations.

## 19. COMPARATIVE FIGURES

Certain of the prior years' figures have been reclassified to conform with the financial statement presentation adopted in the current year.

## SIX-YEAR SUMMARY OF OPERATING RESULTS *(Stated in Thousands of Canadian Dollars Except Acres and Per Share Amounts)*

| | *Year ended December 31* | *Thirteen-month period ended December 31* | *Year ended November 30* | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 |
| Revenue | $ 13,886 | $ 12,221 | $ 16,204 | $ 17,294 | $ 9,053 | $ 34,430 |
| Gross Profit | 2,205 | 758 | 50 | 1,175 | 851 | 15,989 |
| Pre-tax Earnings (Loss) | (2,157) | 8,312 | (21,279) | (10,887) | (15,339) | 9,163 |
| Net Earnings (Loss) | (2,157) | 6,850 | (18,152) | (7,417) | (10,636) | 6,104 |
| Basic Earnings (Loss) Per Share | (0.15) | 0.65 | (4.09) | (1.84) | (2.64) | 1.53 |
| Stock Dividends Paid Per Share | - | - | - | - | 2.50% | 2.50% |
| Ginseng Crops | $ 19,812 | $ 20,916 | $ 19,351 | $ 25,280 | $ 27,145 | $ 25,455 |
| Total Assets | 41,128 | 44,410 | 46,710 | 64,610 | 74,234 | 84,965 |
| Shareholders' Equity | 28,212 | 30,206 | 3,420 | 21,232 | 28,358 | 38,513 |
| Return on Average Equity | n/a | 40.7% | n/a | n/a | n/a | 17.9% |
| Acres Under Cultivation | 1,339 | 1,343 | 1,415 | 1,469 | 1,455 | 1,470 |


CHAI·NA·TA
C O R P.

5965 - 205A Street
Langley, British Columbia
Canada V3A 8C4

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 533-8883
Facsimile: (604) 533-8891

TSE: "CC" ◦ OTCBB: "CCCFF"
Web: www.chainata.com

FOR IMMEDIATE RELEASE

## Chai-Na-Ta Corp. Reports 2002 First Quarter Results

LANGLEY, BRITISH COLUMBIA – May 8, 2002 – Chai-Na-Ta Corp. (TSE: "CC"; OTCBB: "CCCFF") today reported its financial results for the first quarter ended March 31, 2002.

Revenue more than doubled to $5.7 million in the 2002 first quarter from $2.5 million in the quarter ended March 31, 2001. Net earnings were $92,000 in the first quarter of 2002 ($0.01 per basic share) compared to net earnings of $166,000 ($0.01 per basic share) in the prior year period.

"There are a number of positive signs for our Company going forward," said William Zen, Chai-Na-Ta's Chairman and Chief Executive Officer. "Highlights include a significant improvement in our net cash position, which rose to $1.9 million at March 31, 2002 from $437,000 at December 31, 2001. This was mainly due to repayment of our line of credit from revenue generated in the first quarter of the year. Sales, general and administrative expenses fell 4.5% from the year earlier period as a result of ongoing efforts to minimize overhead costs.

"In the wake of the industry-wide rust problem that affected ginseng crops across British Columbia last year, we sold nearly half of our 2001 harvest by March 31, 2002. We have commitments from purchasers for the rest of the crop and market demand remains firm. We expect that most of the 2001 harvest will be sold by the end of the second quarter," said Mr. Zen.

"Although rusty root is primarily an aesthetic problem, it affects prices. As a result, our gross profit margin was 8.7% in the 2002 first quarter – down from 28.1% in the prior year period. While the next couple of quarters will remain challenging, we anticipate that sales resulting from a spring harvest that is currently in progress, combined with our regular fall harvest, will enable us to achieve close to breakeven operating results for 2002 as a whole. Furthermore, we expect to return to profitability in 2003," Mr. Zen concluded.

Chai-Na-Ta Corp., based in Langley, British Columbia, is the world's largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed extract powder for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company's expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company's ongoing research programs, general business conditions, and other risks as outlined in the Company's periodic filings, Annual Report, and Form 20-F.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Financial Officer/Corporate Secretary
(604) 533-8883 or (Toll Free) 1-800-406-7668
(604) 533-8891 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com



CHAI·NA·TA
C O R P.

5965 - 205A Street
Langley, British Columbia
Canada V3A 8C4

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 533-8883
Facsimile: (604) 533-8891

TSE: "CC" • OTCBB: "CCCFF"
Web: www.chainata.com

# MANAGEMENT'S DISCUSSION AND ANALYSIS
## For the three month period ending March 31, 2002

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto. Amounts are expressed in Canadian dollars, unless otherwise specified.

### OPERATING RESULTS

Revenue increased to $5,725,000 in the first quarter of 2002 from $2,516,000 in the previous year period. Approximately 48% of the 2001 harvest root was sold as at March 31, 2002. The Company recorded a gross profit margin of 8.7% in the first quarter of 2002 compared to a gross margin of 28.1% in the fiscal 2001 first quarter. This is mainly due to the 2001 harvest in British Columbia being hard hit by rust that reduced the prices of lower grade root.

Selling, general and administrative expenses were $465,000 for the first quarter of 2002, a decrease of 4.5% compared with the same period in 2001 due to the Company's continuous effort to reduce overhead costs.

During the first quarter of 2002, interest and financing charges were $9,000, substantially lower than interest and financing charges of $66,000 in the first quarter of 2001 due to the repayment of the Company's line of credit.

The net earnings for the first quarter of 2002 were $92,000 ($0.01 per share) compared to net earnings of $166,000 ($0.01 per share) for the same period in 2001.

### FINANCIAL POSITION AND LIQUIDITY

The cash surplus from operations was $3,307,000 for the first quarter of 2002 compared to a surplus of $810,000 for the same period in 2001. The Company's cash and cash equivalents balance as at March 31, 2002 was $1,892,000 compared to a balance of $2,155,000 for the same period ended in 2001.

The Company's net cash position as at March 31, 2002 was $1,892,000, compared to $437,000 as at December 31, 2001. This increase of $1,455,000 was mainly due to repayment of the line of credit from revenue generated in the first quarter of 2002.

The working capital position of the Company as at March 31, 2002 was a surplus of $9,080,000 compared to a surplus of $10,013,000 as at December 31, 2001. The reduction was mainly used to finance the increase in non-current ginseng crops.

Current and non-current crop costs totaled $21,459,000 at March 31, 2002, an increase of $1,647,000 during the first quarter of 2002 as compared to $19,812,000 at December 31, 2001.

### RISKS AND UNCERTAINTIES

The Company has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company's fiscal 2001 Management's Discussion and Analysis.

### OUTLOOK

With 1,339 acres currently under cultivation, the Company remains the market leader in ginseng farming and will continue its target in terms of reducing costs, increasing efficiency and maximizing production. As a result of China's accession into the World Trade Organization, tariff reductions will make the dominant Mainland Chinese markets for ginseng more accessible. The Company is well positioned to take advantage of these opportunities and an improvement in its financial position is anticipated during the next two years.

### FORWARD-LOOKING STATEMENTS

As a cautionary note, this MD&A contains forward-looking statements that reflect the Company's expectations regarding future events. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, by reasons of factors such as future changes in root prices.

# CHAI-NA-TA CORP.

## Consolidated Balance Sheets

| Unaudited in thousands of Canadian dollars | March 31 2002 | December 31 2001 (Audited) |
|---|---|---|
| | $ | $ |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | 1,892 | 2,087 |
| Accounts receivable | 204 | 241 |
| Inventory | 5,593 | 10,746 |
| Ginseng crops | 8,482 | 8,099 |
| Prepaid expenses and other assets | 90 | 147 |
| | 16,261 | 21,320 |
| Ginseng crops | 12,977 | 11,713 |
| Capital assets | 7,722 | 8,095 |
| | 36,960 | 41,128 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Line of credit | - | 1,650 |
| Short-term borrowings | 5,117 | 6,424 |
| Accounts payable and accrued liabilities | 1,021 | 1,304 |
| Customer deposits | 794 | 1,356 |
| Current portion of long-term debt | 249 | 573 |
| | 7,181 | 11,307 |
| Long-term debt | 125 | 147 |
| Future income taxes | 1,462 | 1,462 |
| | 8,768 | 12,916 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital | 38,200 | 38,200 |
| Cumulative translation adjustments | (169) | (57) |
| Deficit | (9,839) | (9,931) |
| | 28,192 | 28,212 |
| | 36,960 | 41,128 |

On behalf of the Board:

*"WILLIAM ZEN"* — William Zen, Director

*"STEVEN HSIEH"* — Steven T.M. Hsieh, Director

# CHAI-NA-TA CORP.

## *Consolidated Statements of Deficit*

| Unaudited<br>in thousands of<br>Canadian dollars | Three months ended<br>March 31<br>2002 | <br>March 31<br>2001 |
|---|---|---|
| | $ | $ |
| Balance, beginning of period | (9,931) | (7,774) |
| Net income for the period | 92 | 166 |
| Balance, end of period | (9,839) | (7,608) |

On behalf of the Board:

# CHAI-NA-TA CORP.

## *Consolidated Statements of Operations*

| Unaudited<br>in thousands of<br>Canadian dollars | Three months ended<br>**March 31**<br>**2002** | <br>March 31<br>2001 |
|---|---|---|
| | **$** | $ |
| Revenue | **5,725** | 2,516 |
| Cost of goods sold | **5,225** | 1,810 |
| | **500** | 706 |
| Selling, general, and administrative expenses | **465** | 487 |
| Interest on short-term debt | **9** | 66 |
| | **474** | 553 |
| Operating income | **26** | 153 |
| Other income | **66** | 13 |
| NET EARNINGS FOR THE PERIOD | **92** | 166 |
| Basic earnings per share | **$ 0.01** | $ 0.01 |
| Fully diluted earnings per share | **$ -** | $ - |
| Weighted average number of shares used to calculate basic earnings per share | **14,264,508** | 14,264,508 |
| Weighted average number of shares used to calculate fully diluted earnings per share | **34,663,657** | 34,663,657 |

On behalf of the Board:

# CHAI-NA-TA CORP.

## *Consolidated Statements of Cash Flows*

| Unaudited<br>in thousand of<br>Canadian dollars | Three months ended<br>March 31<br>2002 | <br>March 31<br>2001 |
|---|---|---|
| | $ | $ |
| OPERATING ACTIVITIES | | |
| Net earnings for the period | 92 | 166 |
| Items not affecting cash | | |
| Depreciation and amortization | 20 | 27 |
| Net earnings after items not affecting cash | 112 | 193 |
| Changes in non-cash operating assets and liabilities (Note 4) | 4,047 | 1,474 |
| Changes in non-current cash crop costs | (852) | (857) |
| | 3,307 | 810 |
| FINANCING ACTIVITIES | | |
| Line of credit | (1,650) | 2,580 |
| Short-term borrowings | (1,370) | 1,091 |
| Repayment of long term debt | (346) | (2,839) |
| | (3,366) | 832 |
| INVESTING ACTIVITIES | | |
| Purchase of capital assets, net | (137) | (107) |
| EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS | 1 | 11 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (195) | 1,546 |
| CASH AND CASH EQUIVALENTS BEGINNING OF THE PERIOD | 2,087 | 609 |
| CASH AND CASH EQUIVALENTS END OF THE PERIOD | 1,892 | 2,155 |
| Represented by: | | |
| Cash | 1,132 | 1,895 |
| Term deposits | 760 | 260 |
| | 1,892 | 2,155 |

On behalf of the Board:

# CHAI-NA-TA CORP.

***Notes to the Interim Consolidated Financial Statements***

## 1. Summary of significant accounting policies

a) Interim financial statements

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants' ("CICA") recommendations for the preparation of interim financial statements. Certain information and note disclosures normally included in the Company's annual consolidated financial statements are not presented. These interim consolidated financial statements and notes should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2001. These interim consolidated financial statements are not necessarily indicative of the results to be expected for the year ending December 31, 2002.

b) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies. Actual results may differ from those estimates.

## 2. Earnings per common share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

| Unaudited<br>Three months ended | Net earnings in thousands (numerator) | Number of shares in thousands (denominator) | Earnings per share |
|---|---|---|---|
| | $ | | $ |
| March 31, 2002 | | | |
| **Basic** | **92** | **14,265** | **0.01** |
| **Effect of common share equivalents** | **-** | **20,399** | **(0.01)** |
| **Diluted** | **92** | **34,664** | **0.00** |
| March 31, 2001 | | | |
| Basic | 166 | 14,265 | 0.01 |
| Effect of common share equivalents | - | 20,399 | (0.01) |
| Diluted | 166 | 34,664 | 0.00 |

## 3. Share capital

| Unaudited<br>In thousands | Number of<br>Shares | Amount |
|---|---|---|
| | | $ |
| Common Shares | | |
| Balance as at December 31, 2001 and March 31, 2002 | 14,265 | 24,321 |
| Preferred Shares | | |
| Balance as at December 31, 2001 and March 31, 2002 | 20,399 | 13,879 |
| | | **38,200** |

## 4. Changes in non-cash operating items

| Unaudited<br>in thousands of<br>Canadian dollars | Three months ended<br>March 31<br>**2002** | <br>March 31<br>2001 |
|---|---|---|
| On behalf of the Board: | $ | $ |
| Accounts receivable | **37** | 42 |
| Inventory | **5,040** | 1,370 |
| | **(242)** | (229) |
| Prepaid expenses and other assets | **57** | 11 |
| Accounts payable | **(283)** | 280 |
| Customer deposits | **(562)** | - |
| | **4,047** | 1,474 |

## 5. Reconciliation of earnings to U.S. GAAP

| Unaudited<br>in thousands of<br>Canadian dollars | | Three months ended<br>March 31<br>**2002** | | <br>March 31<br>2001 |
|---|---|---|---|---|
| | | $ | | $ |
| Net income under Canadian GAAP | | **92** | | 166 |
| Adjustments to reflect GAAP differences: | | | | |
| Accounting for interest | | **595** | | 74 |
| Financial instruments | | **43** | | 31 |
| Net income per US GAAP | | **730** | | 271 |
| Basic earnings per share - US GAAP | **$** | **0.05** | $ | 0.02 |
| Fully diluted earnings per share - US GAAP | **$** | **0.02** | $ | 0.01 |

## Directors

William Zen (Chairman)

Yuk Bing Ko

Raymond Chui

Dr. Eric Littley

Peter Leung*

Anita Wong
*(Resigned January 1, 2002)*

Fai Tai Wong
*(Resigned February 1, 2002)*

Les Lumsden*
*(Effective February 1, 2002)*

Steven Hsieh*
*(Effective February 1, 2002)*

Harry Ng
*(Effective March 12, 2002)*

** Audit Committee Member*

## Officers

William Zen
*Chairman and Chief Executive Officer*

C.K. (Chris) Lam
*Chief Operating Officer*

Wilman Wong
*Chief Financial Officer/Corporate Secretary*

## Stock Listing

The Toronto Stock Exchange

NASDAQ Over-the-Counter
Bulletin Board (OTCBB)

## Trading Symbol

"CC" —TSE

"CCCFF" —OTCBB

## Transfer Agent

Computershare
*510 Burrard Street*
*Vancouver, BC V6C 3B9*

## Legal Counsel

Stikeman Elliott
*Suite 1700, Park Place*
*666 Burrard Street*
*Vancouver, BC V6C 2X8*

## Auditors

Deloitte & Touche LLP
*2100-1055 Dunsmuir Street*
*Vancouver, BC V7X 1P4*

## Investor Relations

C.K. (Chris) Lam
*Chief Operating Officer*

## Corporate Office

5965 205A Street
Langley, BC V3A 8C4
Telephone (604) 533-8883
Toll Free (800) 406-7668
Fax (604) 533-8891

## Internet

website: www.chainata.com
e-mail: info@chainata.com

## Annual General Meeting

May 3, 2002
10:00 am
Hampton Inn & Suites
19500 Langley Bypass
Surrey, British Columbia

Editorial services: Clodman Hecht Communications Inc. Graphic design: Think Communications Printer: Quebecor Jasper Printing

*Printed in Canada on recycled paper*



CHAI·NA·TA
C O R P.